FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of July 2024

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Summary – Three months ended June 30, 2024.

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference (i) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-261756) of the registrant, filed with the SEC on December 20, 2021 and (ii) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-273353) of the registrant and of Nomura America Finance, LLC, filed with the SEC on July 20, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 30, 2024	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Financial Summary For the Three Months Ended June 30, 2024 (U.S. GAAP)

Date:	July 30, 2024
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Nagoya (Overseas) New York, Singapore
Representative:	Kentaro Okuda President and Group CEO, Nomura Holdings, Inc.
For inquiries:	Junko Tago Managing Director, Head of Investor Relations, Nomura Holdings, Inc. Tel: (Country Code 81) 3-5255-1000 URL: https://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	(Rounded to nearest million)
	(Millions of yen, except per share data)
	For the three months ended June 30
	2023		2024
		% Change from June 30, 2022		% Change from June 30, 2023
Total revenue	893,353	117.9%	1,217,885	36.3%
Net revenue	348,913	16.7%	454,442	30.2%
Income before income taxes	46,310	294.7%	102,931	122.3%
Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	23,331	—%	68,938	195.5%
Comprehensive income	126,258	(25.5%)	189,295	49.9%
Basic-Net income attributable to NHI shareholders per share (Yen)	7.71		23.33
Diluted-Net income attributable to NHI shareholders per share (Yen)	7.40		22.36
Return on shareholders’ equity - annualized	2.9%		8.1%

Note: Return on shareholders’ equity is a ratio of Net income attributable to NHI shareholders to Total NHI shareholders’ equity.

(2) Financial Position

	(Millions of yen, except per share data)
	At March 31	At June 30
	2024	2024
Total assets	55,147,203	59,741,126
Total equity	3,448,513	3,563,197
Total NHI shareholders’ equity	3,350,189	3,462,951
Total NHI shareholders’ equity as a percentage of total assets	6.1%	5.8%
Total NHI shareholders’ equity per share (Yen)	1,127.72	1,172.07

2. Cash Dividends

			(Yen amounts)
	For the year ended March 31
	2024	2025	2025 (Plan)
Dividends per share
Dividends record dates
At June 30	—	—	—
At September 30	8.00	—	Unconfirmed
At December 31	—	—	—
At March 31	15.00	—	Unconfirmed
For the year	23.00	—	Unconfirmed

Note: Fiscal year 2025 Q2 and Q4 dividends are not presented per reasons stated in “3. Earnings forecasts for the year ending March 31, 2025”.

3. Earnings Forecasts for the year ending March 31, 2025

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

Notes

(1) Significant changes in the scope of consolidation during the period: None

(2) Adoption of the simplified and particular accounting treatments: None

(3) Changes in accounting policies

  a)  Changes in accounting policies due to amendments to the accounting standards : Yes

  b)  Changes in accounting policies due to other than a) : Yes

Note) Please refer to P.10 “2. Quarterly Consolidated Financial Statements (4) Changes in Accounting Policies” for further details.

(4) Number of shares issued (common stock)

	At March 31	At June 30
	2024	2024
Number of shares outstanding (including treasury stock)	3,163,562,601	3,163,562,601
Number of treasury stock	192,807,441	209,008,426

	For the three months ended June 30
	2023	2024
Average number of shares outstanding (year-to-date)	3,025,892,670	2,954,604,002

*Review of the Japanese-language originals of the attached consolidated quarterly financial statements by certified public accountants or an audit firm: None

*Proper use of earnings forecasts, and other special matters

We voluntarily have engaged our independent auditor to conduct a review of the quarterly consolidated financial statements. We plan to release the quarterly financial statements with the accompanying review report on August 8, 2024.

Table of Contents for the Accompanying Materials

1. Qualitative Information of the Quarterly Consolidated Results	P. 2

(1) Consolidated Operating Results	P. 2
(2) Consolidated Financial Position	P. 4
(3) Consolidated Earnings Forecasts	P. 4

2. Quarterly Consolidated Financial Statements	P. 5

(1) Consolidated Balance Sheets	P. 6
(2) Consolidated Statements of Income	P. 8
(3) Consolidated Statements of Comprehensive Income	P. 9
(4) Changes in Accounting Policies	P. 10
(5) Segment Information – Operating Segment	P. 11
(6) Significant Changes in Equity	P. 12
(7) Note with respect to the Assumption as a GoingConcern	P. 13
(8) Note with respect to Consolidated Statements of CashFlows	P. 13

3. Supplementary Information	P. 14

(1) Consolidated Statements of Income – QuarterlyComparatives	P. 14
(2) Business Segment Information – QuarterlyComparatives	P. 15
(3) Other	P. 16

1.	Qualitative Information of the Quarterly Consolidated Results

(1)	Consolidated Operating Results

 U.S. GAAP

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2023 (A)	June 30, 2024 (B)
Net revenue	348.9	454.4	30.2
Non-interest expenses	302.6	351.5	16.2

Income (loss) before income taxes	46.3	102.9	122.3
Income tax expense	20.4	31.5	54.2

Net income (loss)	25.9	71.4	176.0

Less: Net income (loss) attributable to noncontrolling interests	2.6	2.5	(2.2)

Net income (loss) attributable to NHI shareholders	23.3	68.9	195.5

Return on shareholders’ equity - annualized	2.9%	8.1%	—

Note: Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (collectively, “Nomura”) reported net revenue of 454.4 billion yen for the three months ended June 30, 2024, an increase of 30.2% from the same period in the prior year. Non-interest expenses increased by 16.2% from the same period in the prior year to 351.5 billion yen. Income before income taxes was 102.9 billion yen and net income attributable to NHI shareholders was 68.9 billion yen for the three months ended June 30, 2024.

 Segment Information

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2023 (A)	June 30, 2024 (B)
Net revenue	353.2	453.2	28.3
Non-interest expenses	302.6	351.5	16.2

Income (loss) before income taxes	50.6	101.7	101.1

In the above segment information totals, which exclude a part of unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the three months ended June 30, 2024 was 453.2 billion yen, an increase of 28.3% from the same period in the prior year. Non-interest expenses increased by 16.2% from the same period in the prior year to 351.5 billion yen. Income before income taxes increased by 101.1% to 101.7 billion yen for the three months ended June 30, 2024. Please refer to page 11 for further details of the differences between U.S. GAAP and business segment amounts.

<Business Segment Results>

The Retail Division has been renamed the “Wealth Management Division”, effective April 1, 2024.

 Operating Results of Wealth Management

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2023 (A)	June 30, 2024 (B)
Net revenue	92.1	114.0	23.8
Non-interest expenses	69.1	71.7	3.8

Income (loss) before income taxes	22.9	42.3	84.2

Net revenue increased by 23.8% from the same period in the prior year to 114.0 billion yen. Non-interest expense increased by 3.8% to 71.7 billion yen. As a result, income before income taxes increased by 84.2% to 42.3 billion yen.

 Operating Results of Investment Management

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2023 (A)	June 30, 2024 (B)
Net revenue	26.5	47.7	79.7
Non-interest expenses	22.9	24.5	7.0

Income (loss) before income taxes	3.6	23.2	539.1

Net revenue increased by 79.7% from the same period in the prior year to 47.7 billion yen. Non-interest expense increased by 7.0% to 24.5 billion yen. As a result, income before income taxes increased by 539.1% to 23.2 billion yen. Assets under management were 92.5 trillion yen as of June 30, 2024.

 Operating Results of Wholesale

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2023 (A)	June 30, 2024 (B)
Net revenue	190.9	244.8	28.3
Non-interest expenses	188.7	223.7	18.5

Income (loss) before income taxes	2.1	21.1	905.3

Net revenue increased by 28.3% from the same period in the prior year to 244.8 billion yen. Non-interest expense increased by 18.5% to 223.7 billion yen. As a result, income before income taxes increased by 905.3% to 21.1 billion yen.

 Other Operating Results

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2023 (A)	June 30, 2024 (B)
Net revenue	43.8	46.7	6.8
Non-interest expenses	21.9	31.6	44.6

Income (loss) before income taxes	21.9	15.1	(30.9)

Net revenue was 46.7 billion yen. Income before income taxes was 15.1 billion yen.

(2)	Consolidated Financial Position

Total assets as of June 30, 2024 were 59,741.1 billion yen, an increase of 4,593.9 billion yen compared to March 31, 2024, mainly due to the increase in Trading assets and Securities purchased under agreements to resell. Total liabilities as of June 30, 2024 were 56,177.9 billion yen, an increase of 4,479.2 billion yen compared to March 31, 2024, mainly due to the increase in Securities sold under agreements to repurchase and Trading liabilities. Total equity as of June 30, 2024 was 3,563.2 billion yen, an increase of 114.7 billion yen compared to March 31, 2024.

(3)	Consolidated Earnings Forecasts

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings and dividend forecasts.

2.	Quarterly Consolidated Financial Statements

Nomura’s quarterly consolidated financial statements, which comprise the consolidated balance sheet, consolidated statement of income, consolidated statement of comprehensive income and notes, have been prepared in accordance with Article 5, Paragraph 4 of the Tokyo Stock Exchange Inc.’s Standards for the Preparation of Quarterly Financial Statements (the Standards) and accounting principles generally accepted in the United States, applying the provisions for reduced disclosures as set forth in Article 5, Paragraph 5 of the Standards.

The quarterly consolidated financial statements herein have been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 26, 2024) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 26, 2024) for the year ended March 31, 2024, with the exception of matters described in (4) Changes in Accounting Policies.

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2024	June 30, 2024	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	4,239,359	3,855,800	(383,559)
Time deposits	545,842	581,478	35,636
Deposits with stock exchanges and other segregated cash	369,770	368,993	(777)

Total cash and cash deposits	5,154,971	4,806,271	(348,700)

Loans and receivables:
Loans receivable	5,469,195	5,923,302	454,107
Receivables from customers	453,937	353,777	(100,160)
Receivables from other than customers	928,632	1,085,213	156,581
Allowance for credit losses	(18,047)	(18,851)	(804)

Total loans and receivables	6,833,717	7,343,441	509,724

Collateralized agreements:
Securities purchased under agreements to resell	15,621,132	16,785,266	1,164,134
Securities borrowed	5,373,663	4,914,359	(459,304)

Total collateralized agreements	20,994,795	21,699,625	704,830

Trading assets and private equity and debt investments:
Trading assets*	19,539,742	22,949,394	3,409,652
Private equity and debt investments*	117,066	130,171	13,105

Total trading assets and private equity and debt investments	19,656,808	23,079,565	3,422,757

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥ 529,605 million as of March 31, 2024 and ¥ 560,343 million as of June 30, 2024)	448,785	451,329	2,544
Non-trading debt securities*	335,401	351,577	16,176
Investments in equity securities*	105,088	104,746	(342)
Investments in and advances to affiliated companies*	462,017	478,341	16,324
Other	1,155,621	1,426,231	270,610

Total other assets	2,506,912	2,812,224	305,312

Total assets	55,147,203	59,741,126	4,593,923

*	Including securities pledged as collateral

Millions of yen
March 31, 2024	June 30, 2024	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	1,054,717	1,186,187	131,470
Payables and deposits:
Payables to customers	1,310,825	1,425,684	114,859
Payables to other than customers	2,823,100	2,832,292	9,192
Deposits received at banks	2,356,202	2,587,324	231,122

Total payables and deposits	6,490,127	6,845,300	355,173

Collateralized financing:
Securities sold under agreements to repurchase	16,870,303	18,650,772	1,780,469
Securities loaned	2,133,066	1,757,574	(375,492)
Other secured borrowings	393,206	353,200	(40,006)

Total collateralized financing	19,396,575	20,761,546	1,364,971

Trading liabilities	10,890,610	12,558,102	1,667,492
Other liabilities	1,414,546	1,594,532	179,986
Long-term borrowings	12,452,115	13,232,262	780,147

Total liabilities	51,698,690	56,177,929	4,479,239

Equity
NHI shareholders’ equity:
Common stock
Authorized	-	6,000,000,000 shares
Issued	-	3,163,562,601 shares as of March 31, 2024 and
3,163,562,601 shares as of June 30, 2024
Outstanding	-	2,970,755,160 shares as of March 31, 2024 and
2,954,554,175 shares as of June 30, 2024	594,493	594,493	—
Additional paid-in capital	708,785	672,591	(36,194)
Retained earnings	1,705,725	1,764,334	58,609
Accumulated other comprehensive income (loss)	459,984	576,358	116,374

Total NHI shareholders’ equity before treasury stock	3,468,987	3,607,776	138,789
Common stock held in treasury, at cost -
192,807,441 shares as of March 31, 2024 and
209,008,426 shares as of June 30, 2024	(118,798)	(144,825)	(26,027)

Total NHI shareholders’ equity	3,350,189	3,462,951	112,762

Noncontrolling interests	98,324	100,246	1,922

Total equity	3,448,513	3,563,197	114,684

Total liabilities and equity	55,147,203	59,741,126	4,593,923

(2) Consolidated Statements of Income

	Millions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2023(A)	June 30, 2024(B)
Revenue:
Commissions	82,770	102,750	24.1
Fees from investment banking	31,146	41,251	32.4
Asset management and portfolio service fees	71,807	90,333	25.8
Net gain on trading	115,563	131,994	14.2
Gain on private equity and debt investments	6,887	3,153	(54.2)
Interest and dividends	549,651	788,550	43.5
Gain on investments in equity securities	4,777	1,442	(69.8)
Other	30,752	58,412	89.9

Total revenue	893,353	1,217,885	36.3
Interest expense	544,440	763,443	40.2

Net revenue	348,913	454,442	30.2

Non-interest expenses:
Compensation and benefits	158,673	184,510	16.3
Commissions and floor brokerage	31,365	43,629	39.1
Information processing and communications	52,836	55,769	5.6
Occupancy and related depreciation	16,601	17,635	6.2
Business development expenses	6,144	6,572	7.0
Other	36,984	43,396	17.3

Total non-interest expenses	302,603	351,511	16.2

Income before income taxes	46,310	102,931	122.3
Income tax expense	20,428	31,498	54.2

Net income	25,882	71,433	176.0

Less: Net income attributable to noncontrolling interests	2,551	2,495	(2.2)

Net income attributable to NHI shareholders	23,331	68,938	195.5

Per share of common stock:

	Yen		% Change
Basic-
Net income attributable to NHI shareholders per share	7.71	23.33	202.6

Diluted-
Net income attributable to NHI shareholders per share	7.40	22.36	202.2

(3) Consolidated Statements of Comprehensive Income

	Millions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2023(A)	June 30, 2024(B)
Net income	25,882	71,433	176.0
Other comprehensive income (loss):
Cumulative translation adjustments:
Cumulative translation adjustments	128,926	113,443	(12.0)
Deferred income taxes	(345)	(1,608)	—

Total	128,581	111,835	(13.0)

Defined benefit pension plans:
Pension liability adjustment	532	(1,797)	—
Deferred income taxes	(125)	578	—

Total	407	(1,219)	—

Non-trading debt securities:
Net unrealized gain (loss) on non-trading debt securities	—	(103)	—
Deferred income taxes	—	32	—

Total	—	(71)	—

Own Credit Adjustments:
Own Credit Adjustments	(37,693)	9,856	—
Deferred income taxes	9,081	(2,539)	—

Total	(28,612)	7,317	—

Total other comprehensive income	100,376	117,862	17.4

Comprehensive income	126,258	189,295	49.9
Less: Comprehensive income attributable to noncontrolling interests	3,279	3,983	21.5

Comprehensive income attributable to NHI shareholders	122,979	185,312	50.7

(4) Changes in Accounting Policies

Fair value measurement of equity securities subject to contractual sale restrictions

The Financial Accounting Standards Board issued Accounting Standards Updates (“ASU”) 2022-03 “Fair Value Measurement: Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions” in June 2022 which clarifies that a contractual restriction on the sale of an equity security is an entity-specific characteristic and therefore should not be considered in the fair value measurement of the equity security. The ASU also requires specific disclosures for equity securities subject to contractual sale restrictions. Nomura has applied this new accounting policy prospectively from April 1, 2024.

Voluntary change in accounting policy

Effective from April 1, 2024, Nomura has changed its accounting policy in respect of how accounting guidance provided by Financial Accounting Standards Board Accounting Standards Codification 940 “Financial Services — Brokers and Dealers” (“ASC 940”) is applied to the Company and its consolidated subsidiaries. For the year ended March 31, 2024 and prior, ASC 940 was applied on a consolidated basis to all entities included within the consolidated financial statements of Nomura. Effective from April 1, 2024, the Company and consolidated subsidiaries that are not registered as a broker-dealer (“non-BD entities”) no longer apply ASC 940.

This accounting policy change is primarily due to a planned expansion of Nomura’s banking and investment management business and is therefore intended to allow certain non-BD entities to prospectively classify purchases of new non-trading debt securities as either held to maturity (“HTM”) or available for sale (“AFS”) as defined in ASC 320 “Investments - Debt Securities”. Non-trading debt securities classified as HTM are securities that a non-BD entity has both the ability and the intent to hold until maturity and are carried at amortized cost, while non-trading debt securities classified as AFS are carried at fair value with changes in fair value reported in the consolidated statements of comprehensive income, net of applicable income taxes within Other comprehensive income (loss) and in the consolidated balance sheets, net of applicable income taxes within Accumulated other comprehensive income (loss), a component of NHI shareholders’ equity.

As retrospective application of this accounting policy change is impracticable since it would require use of hindsight regarding historical accounting matters such as the initial classification of non-trading debt securities, Nomura has applied this new accounting policy prospectively from April 1, 2024.

As part of this accounting policy change, existing loans for trading purposes and non-trading debt securities held by non-BD entities elect the fair value option on April 1, 2024 and therefore continue to be measured at fair value through earnings. A similar election is made for subsequent originations or purchases of loans held for trading purposes. Such loans continue to be reported in Trading assets in the consolidated balance sheet with changes in fair value reported in the consolidated statements of income within Revenue - Net gain on trading.

Following the accounting policy change, fair value changes of non-trading debt securities newly acquired on or after April 1, 2024 and classified as HTM or AFS by non-BD entities are not recognized through earnings, unless an impairment loss is recognized.

(5) Segment Information – Operating Segment

The following table shows business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2023 (A)	June 30, 2024 (B)
Net revenue

Business segment information:
Wealth Management	92,050	113,963	23.8
Investment Management	26,525	47,670	79.7
Wholesale	190,850	244,846	28.3

Subtotal	309,425	406,479	31.4
Other	43,755	46,724	6.8

Net revenue	353,180	453,203	28.3

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(4,267)	1,239	—

Net revenue	348,913	454,442	30.2

Non-interest expenses

Business segment information:
Wealth Management	69,103	71,705	3.8
Investment Management	22,898	24,491	7.0
Wholesale	188,749	223,725	18.5

Subtotal	280,750	319,921	14.0
Other	21,853	31,590	44.6

Non-interest expenses	302,603	351,511	16.2

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	302,603	351,511	16.2

Income (loss) before income taxes

Business segment information:
Wealth Management	22,947	42,258	84.2
Investment Management	3,627	23,179	539.1
Wholesale	2,101	21,121	905.3

Subtotal	28,675	86,558	201.9
Other*	21,902	15,134	(30.9)

Income (loss) before income taxes	50,577	101,692	101.1

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(4,267)	1,239	—

Income (loss) before income taxes	46,310	102,931	122.3

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2023 (A)	June 30, 2024 (B)
Net gain (loss) related to economic hedging transactions	3,394	(2,853)	—
Realized gain (loss) on investments in equity securities held for operating purposes	8,191	—	—
Equity in earnings of affiliates	13,718	14,800	7.9
Corporate items	1,942	5,519	184.2
Other	(5,343)	(2,332)	—

Total	21,902	15,134	(30.9)

Note) The Retail Division has been renamed the “Wealth Management Division”, effective April 1, 2024.

(6) Significant Changes in Equity

Not applicable. For further details of the changes, please refer below.

Millions of yen
For the three months ended June 30, 2024
Common stock
Balance at beginning of year	594,493

Balance at end of period	594,493

Additional paid-in capital
Balance at beginning of year	708,785
Stock-based compensation awards	(36,184)
Changes in an affiliated company’s interests	(10)

Balance at end of period	672,591

Retained earnings
Balance at beginning of year	1,705,725
Net income attributable to NHI shareholders	68,938
Loss on disposal of treasury stock	(10,329)

Balance at end of period	1,764,334

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	444,071
Net change during the period	110,347

Balance at end of period	554,418

Defined benefit pension plans
Balance at beginning of year	(19,512)
Pension liability adjustment	(1,219)

Balance at end of period	(20,731)

Non-trading debt securities
Balance at beginning of year	—
Net unrealized loss on non-trading debt securities	(71)

Balance at end of period	(71)

Own credit adjustments
Balance at beginning of year	35,425
Own credit adjustments	7,317

Balance at end of period	42,742

Balance at end of period	576,358

Common stock held in treasury
Balance at beginning of year	(118,798)
Repurchases of common stock	(58,822)
Sale of common stock	0
Common stock issued to employees	32,795

Balance at end of period	(144,825)

Total NHI shareholders’ equity

Balance at end of period	3,462,951

Noncontrolling interests
Balance at beginning of year	98,324
Net change during the period	1,922

Balance at end of period	100,246

Total equity

Balance at end of period	3,563,197

(7) Note with respect to the Assumption as a Going Concern

Not applicable.

(8) Note with respect to Consolidated Statements of Cash Flows

The following table shows depreciation and amortization for the three months ended June 30, 2023 and 2024.

	Millions of yen
	For the three months ended
	June 30, 2023	June 30, 2024
Depreciation and amortization	14,993	16,112

3. Supplementary Information

(1) Consolidated Statements of Income – Quarterly Comparatives

	Millions of yen					% Change	Millions of yen
	For the three months ended						For the year ended March 31, 2024
	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024(A)	June 30, 2024(B)	(B-A)/(A)
Revenue:
Commissions	82,770	88,922	85,718	106,685	102,750	(3.7)	364,095
Fees from investment banking	31,146	38,604	55,229	48,286	41,251	(14.6)	173,265
Asset management and portfolio service fees	71,807	76,666	77,496	84,185	90,333	7.3	310,154
Net gain on trading	115,563	116,613	125,069	134,366	131,994	(1.8)	491,611
Gain on private equity and debt investments	6,887	1,123	1,882	1,985	3,153	58.8	11,877
Interest and dividends	549,651	658,458	686,300	726,447	788,550	8.5	2,620,856
Gain (loss) on investments in equity securities	4,777	2,792	(3,350)	5,393	1,442	(73.3)	9,612
Other	30,752	29,522	52,143	63,407	58,412	(7.9)	175,824

Total revenue	893,353	1,012,700	1,080,487	1,170,754	1,217,885	4.0	4,157,294
Interest expense	544,440	644,940	680,262	725,652	763,443	5.2	2,595,294

Net revenue	348,913	367,760	400,225	445,102	454,442	2.1	1,562,000

Non-interest expenses:
Compensation and benefits	158,673	167,138	170,629	177,083	184,510	4.2	673,523
Commissions and floor brokerage	31,365	34,336	34,315	37,312	43,629	16.9	137,328
Information processing and communications	52,836	53,616	54,342	56,332	55,769	(1.0)	217,126
Occupancy and related depreciation	16,601	17,477	16,806	17,814	17,635	(1.0)	68,698
Business development expenses	6,144	5,396	6,157	6,539	6,572	0.5	24,236
Other	36,984	33,062	39,265	57,928	43,396	(25.1)	167,239

Total non-interest expenses	302,603	311,025	321,514	353,008	351,511	(0.4)	1,288,150

Income before income taxes	46,310	56,735	78,711	92,094	102,931	11.8	273,850
Income tax expense	20,428	21,150	26,573	28,479	31,498	10.6	96,630

Net income	25,882	35,585	52,138	63,615	71,433	12.3	177,220

Less: Net income attributable to noncontrolling interests	2,551	353	1,588	6,865	2,495	(63.7)	11,357

Net income attributable to NHI shareholders	23,331	35,232	50,550	56,750	68,938	21.5	165,863

	Yen					% Change	Yen
Per share of common stock:
Basic-
Net income attributable to NHI shareholders per share	7.71	11.61	16.77	18.92	23.33	23.3	54.97

Diluted-
Net income attributable to NHI shareholders per share	7.40	11.21	16.10	18.02	22.36	24.1	52.69

(2) Business Segment Information – Quarterly Comparatives

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen					% Change	Millions of yen
	For the three months ended						For the year ended
	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024(A)	June 30, 2024(B)	(B-A)/(A)	March 31, 2024
Net revenue

Business segment information:
Wealth Management	92,050	98,932	102,625	108,754	113,963	4.8	402,361
Investment Management	26,525	45,111	38,946	43,561	47,670	9.4	154,143
Wholesale	190,850	204,087	216,996	254,214	244,846	(3.7)	866,147

Subtotal	309,425	348,130	358,567	406,529	406,479	(0.0)	1,422,651
Other	43,755	16,953	54,620	34,362	46,724	36.0	149,690

Net revenue	353,180	365,083	413,187	440,891	453,203	2.8	1,572,341

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(4,267)	2,677	(12,962)	4,211	1,239	(70.6)	(10,341)

Net revenue	348,913	367,760	400,225	445,102	454,442	2.1	1,562,000

Non-interest expenses

Business segment information:
Wealth Management	69,103	69,887	70,698	69,994	71,705	2.4	279,682
Investment Management	22,898	21,896	23,350	25,801	24,491	(5.1)	93,945
Wholesale	188,749	195,823	194,026	233,638	223,725	(4.2)	812,236

Subtotal	280,750	287,606	288,074	329,433	319,921	(2.9)	1,185,863
Other	21,853	23,419	33,440	23,575	31,590	34.0	102,287

Non-interest expenses	302,603	311,025	321,514	353,008	351,511	(0.4)	1,288,150

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—

Non-interest expenses	302,603	311,025	321,514	353,008	351,511	(0.4)	1,288,150

Income (loss) before income taxes

Business segment information:
Wealth Management	22,947	29,045	31,927	38,760	42,258	9.0	122,679
Investment Management	3,627	23,215	15,596	17,760	23,179	30.5	60,198
Wholesale	2,101	8,264	22,970	20,576	21,121	2.6	53,911

Subtotal	28,675	60,524	70,493	77,096	86,558	12.3	236,788
Other*	21,902	(6,466)	21,180	10,787	15,134	40.3	47,403

Income (loss) before income taxes	50,577	54,058	91,673	87,883	101,692	15.7	284,191

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(4,267)	2,677	(12,962)	4,211	1,239	(70.6)	(10,341)

Income (loss) before income taxes	46,310	56,735	78,711	92,094	102,931	11.8	273,850

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen					% Change	Millions of yen
	For the three months ended						For the year ended March 31, 2024
	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024(A)	June 30, 2024(B)	(B-A)/(A)
Net gain (loss) related to economic hedging transactions	3,394	(8,905)	7,575	(43)	(2,853)	—	2,021
Realized gain (loss) on investments in equity securities held for operating purposes	8,191	26	11,762	1,048	—	—	21,027
Equity in earnings of affiliates	13,718	9,013	8,830	14,859	14,800	(0.4)	46,420
Corporate items	1,942	1,380	(6,459)	(8,860)	5,519	—	(11,997)
Other	(5,343)	(7,980)	(528)	3,783	(2,332)	—	(10,068)

Total	21,902	(6,466)	21,180	10,787	15,134	40.3	47,403

Note)	The Retail Division has been renamed the “Wealth Management Division”, effective April 1, 2024.

(3)	Other

Quarterly financial information for Nomura Securities Co., Ltd. can be found at the following URL.

https://www.nomuraholdings.com/company/group/nsc/pdf/2025_1q.pdf